                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Following is a collection of third-party quotes regarding the Merger, which were posted on the Compaq internal intranet on November 5, 2001, followed by an e-mail message from Michael Capellas, Chairman and CEO of Compaq, which was emailed to Compaq employees on November 5, 2001.

                   QUOTES ABOUT THE PROPOSED HP/COMPAQ MERGER

INDUSTRY ANALYSTS

OSS NEWS - RHK TELECOMMUNICATIONS INDUSTRY ANALYSIS
"HP COMPAQ MERGER COULD BRING UPSIDE TO SERVICE ASSURANCE PORTFOLIO" - September 11, 2001

"It's clearly too early to speculate on the actual intentions of the new company. But while Wall St is unimpressed by this merger, RHK sees potential upside from the OSS perspective at least."

"Another important component of this merger is the creation of the third-largest systems integration business on the planet - a valuable asset at a time when service providers are looking for integration support, not just great software products."

PATRICIA SEYBOLD, FOUNDER AND CEO OF THE PATRICIA SEYBOLD GROUP, A BOSTON-BASED TECHNOLOGY CONSULTING COMPANY, SEPT. 6, 2001

"The proposed union should be a positive experience for customers because the new corporate entity should be better positioned to extend its reach into both the enterprise and small business customer spaces."

"Both companies value the channel," Seybold says. "They need it and see it as a healthy way to serve customers."

She also notes that the merged entity will offer "the comfort of being a mass-market player with competitive pricing and local service and support infrastructure" to the small business and consumer customers. Multinational customers should look more favorably on the new company's larger scale, Seybold believes.

THE FORRESTER BRIEF, SEPTEMBER 4, 2001

"Despite Wall Street talk of synergies and cost savings, the Compaq-HP merger is about something bigger: survival in a consolidating industry. By acting now, these firms guarantee that they'll still be here to compete in the post-PC world of services."

"By the time the dust settles on this merger, the hew HP will have the staff and skills to handle desktop and multivendor networking jobs that IBM Global Services and EDS won't touch."

IDC BULLETIN, INTERNET INFRASTRUCTURE HARDWARE, SEPTEMBER 2001

"HP's announced acquisition of Compaq is a sound business strategy to increase revenue and reduce expenses in a market that is changing rapidly and consolidating."

"The proposed merger between Compaq and Hewlett-Packard presents a real threat to competitors in the infrastructure hardware market and they will have to sit up, take notice and plan accordingly to compete with this potential systems giant."

IDC FLASH, SEPTEMBER 2001
EXECUTIVE INSIGHTS:  HEWLETT-PACKARD AND COMPAQ LOOK TO THE FUTURE

"We believe the combined HP/Compaq will position itself as a strong competitor to IBM in terms of being able to provide leading-edge access and enterprise class technology and infrastructure support services."

"This is not a transition that will happen overnight, but rather one that requires patience and a long-term vision. The first step is for suppliers to acknowledge the changing value proposition associated with providing more seamless solutions over point technologies. Today's announcement was a giant step in that direction."

ABERDEEN GROUP, SEPTEMBER 17, 2001

"Though some critics may argue that the newly merged Hewlett-Packard/Compaq should divest the PC business as a millstone, the enterprise and consumer PC business is fundamental to the success of this acquisition."

"With the expected success of Itanium and the new HP's potential for developing winning Linux and Linux/Unix affinity strategies, the new company is positioned to be a significant competitor (to IBM) in the Linux market - and has the potential to become the revenue leader."

"Given their similarities, the good news for HP and Compaq is that integrating their service businesses should not present a major challenge."

"Make no mistake, the combination of HP and Compaq could indeed create an industry powerhouse."

PATRICIA B. SEYBOLD, INDUSTRY ANALYST, SEPTEMBER 6, 2001
AN OPEN LETTER TO CARLY FIORINA AND MICHAEL CAPELLAS

"I believe that your combined company will have the strength and reach required to excel in tighter economic times. And I think that the HP/Compaq merger will benefit your mutual customers and prospects."

ILLUMINATA
"HP has just purchased one of the leading storage companies in the industry. This could be EMC's worst nightmare."


SUMMIT STRATEGIES
"One of the great potential synergies in this deal is in storage. This clearly puts HP in a strong storage position, one they could not have gotten on their own."


CUSTOMERS

DOUGLAS MCCRACKEN, CHIEF EXECUTIVE OFFICER, DELOITTE CONSULTING
"If I were HP and Compaq, I would do exactly the same thing. The industry is consolidating. I would rather lead and shape the consolidation instead of being swept up in it."

BILL LAPPIN, PARTNER, MANUFACTURING INDUSTRY PRACTICE, DELOITTE CONSULTING "Deloitte Consulting anticipates great synergies from the merger of two market-leading information systems providers, Compaq and Hewlett Packard. Our firm believes that the new HP will be a key partner for our client solutions, further enabling significant and sustainable competitive edge."

JAMES MCGUIRE, KPMG
"We support the merger of Compaq and HP. We are alliance partners with both technology powerhouses, and we view the merger as a chance to strengthen that partnership."

PAT O'CONNOR, VICE PRESIDENT, MARKETING - COMPAQ WORLDWIDE, PIONEER INC.
"The combined company will have enhanced breadth and depth in areas that are important to customers including technology innovation, services and solutions."


MARK BELLES, VICE PRESIDENT OF GLOBAL ALLIANCES, DIMENSION DATA
"We look forward to working with the new combined entity, and leveraging its combined strength in servers, storage and software."

WILLIAM E. SALTER, PRESIDENT, INTERGRAPH GOVERNMENT SOLUTIONS AND INTERGRAPH MAPPING AND GIS SOLUTIONS
"Intergraph Government Solutions respects the technology and people of both Compaq and HP. Their products have broad market acceptance, and their solutions are important in addressing the needs of our customer base. As with any merger, they must work to leverage product lines, integrate people and processes, and continue effective solution delivery through system integrators such as Intergraph."

GENENTECH, INC., A CUSTOMER ON ADVISORY COMMITTEES FOR BOTH COMPAQ AND HP
"I see many more synergies than Wall Street does, and a lot more in the way of offsetting strengths and weaknesses than they are currently reporting."

KEN MUDGE, VICE PRESIDENT OF PROCUREMENT, INTUIT, INC.
"We anticipate the union of Compaq and HP will create an even greater technology leader that will further strengthen the relationship between Compaq and Intuit, along with unifying technology, enhancing innovation and increasing revenue-generating opportunities for us."

NIGEL STEVENS, VICE PRESIDENT, INFORMATION SYSTEMS & GLOBAL ALLIANCES - WORLDWIDE, REED ELSEVIER INC.
"In cementing the merger, the joint services and product offerings of HP and Compaq will provide a greater global capability for Reed Elsevier to draw upon and allow us to enlarge the relationship by leveraging that single point of contact on both sides."

DON LIEDTKE, GROUP PRESIDENT, ACS
"I think there is a really strong argument in the enterprise area for combining forces of Compaq and HP. What I envision is a company with a whole, new wealth of solutions, a wider range of technology and more flexibility."

HANS HICKLER, CIO, NOL GROUP
"With the merger of Compaq and HP, I anticipate a broader line of products and a more comprehensive services suite. We require the best of breed and global scalability, and I think bringing these two companies together will allow us to achieve all of that, and more."

PARTNERS

ED OTT, VICE PRESIDENT STRATEGIC VENDORS, BEA SYSTEMS, INC.

The merger of these two industry leaders will provide significant benefits to us and to our customers in both the short and long term. The result will be a very strong business partner across all aspects of IT technology and services. It will provide for a stronger, more comprehensive relationship for all involved.

SCOTT NEUMANN, VICE PRESIDENT, CES INTERNATIONAL
"We believe the combination of Compaq and HP will create a powerful new force in the IT industry."

MARK DAVIS, CHIEF MARKETING OFFICER, ENTRUST, INC.
"We decided to port our award-winning enhanced Internet security solutions to the COMPAQ TRU64 UNIX operating system running on ALPHA systems to deliver the highly robust, scalable platform customers require for secure and private business transactions and communications. We're pleased with the investment we've made and anticipate that customers will benefit from the winning combination of our proven Internet security solutions with Compaq's fast and scalable enterprise computing platform for many years to come."

ART COVIELLO, CEO AND PRESIDENT, RSA SECURITY
"The PC market looks like it needs consolidation, and I think there are great cultures of innovation at both companies...I think the potential is there to have a heck of a strong company after the fact."

JIM GOODNIGHT, PRESIDENT AND CEO, SAS INSTITUTE INC.
"For more than a decade, SAS and SAS customers have reaped substantial benefits from our top-level partnerships with both Hewlett-Packard and Compaq, and we look forward to working with the new, combined company in the years to come. SAS will remain committed to meeting the needs of our joint customers with powerful SAS solutions that utilize the innovative products and services from a combined Hewlett-Packard/Compaq."

GRAEME WOODLEY, SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT & CHANNEL SERVICES SAS INSTITUTE INC.
"We believe that the proposed merger of Compaq and HP will create an organization with enhanced solutions capabilities. This combination is certain to create an even more strategic partner."

CRAIG BARRETT, CEO INTEL CORPORATION
"Combining their hardware skills and service efforts gets them much closer to critical mass across the board ... it makes a whole lot of sense to me."

              E-MAIL MESSAGE FROM MICHAEL CAPELLAS

To: Compaq Global Team

When we announced the proposed merger of Compaq and HP, we explained that the new company would be structured around four global operating groups that would offer the industry's most complete range of products, services and solutions for businesses and consumers.

At that time, we announced the four groups and their post-merger leaders: Access Devices, which will be headed by Duane Zitzner; Enterprise Systems, to be led by Peter Blackmore; Imaging and Printing Systems, to be led by Vyomesh Joshi; and Services, which will be led by Ann Livermore. Duane, Peter, VJ and Ann will report to me in the combined company.

We also made another key appointment at the time - Mike Winkler as Executive Vice President, Operations, in the new company, reporting to me. Mike, as you know, is currently Compaq's Executive Vice
President, Global Business Units.

Mike and his team will drive our global supply chain, e-commerce and global alliance activities. He will lead the development of an industry-leading, end-to-end supply chain across the company, including world-class e-commerce and direct capabilities, strong customer relationship management systems, and efficient supplier relationships.

As you know, we also recently named the global functional leaders who will report to Carly. They are Susan Bowick (HR), Debra Dunn
(Community Engagement), Allison Johnson (Communications), Dick Lampman (HP Labs), Bob Napier (CIO), Shane Robison (CTO), and Bob Wayman
(CFO).

The integration teams have been working hard during the past few weeks to make sure we do all the planning necessary for the new organization to begin executing on Day 1, after the merger closes. In order to achieve that goal, we're working on plans that would align each of the four operating units around customer needs, focused business strategies and go-to-market models that will enable us to compete aggressively and effectively against a diversified competitor like IBM, or more focused competitors like EMC, Sun and Dell.

The operations organization must also be tightly aligned with each global business group to help us execute with maximum efficiency and consistency across all of the businesses.

Additional organizational updates, including the next level of senior executives, will be made as appropriate so as not to slow down the regulatory review process. We will also communicate key elements of the new strategy we announced mid-year and how the merged company will accelerate that strategy.

In the meantime, please join me in congratulating Mike. His continuing leadership will benefit our customers and the corporation through the close of the merger and beyond.

Michael